Exhibit 4.2

ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of March 10, 2011, is entered into by and between Choice Bank, a Wisconsin state bank (the “Bank”), and Choice Bancorp, Inc., a Wisconsin corporation (the “Holding Company”).  The Bank and the Holding Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, subject to the approval of the Bank’s regulators and shareholders, the Board of Directors of the Bank intends to reorganize the Bank, whereby it will become a wholly owned subsidiary of Holding Company (the “reorganization”);

WHEREAS, the reorganization will effectively convert all currently existing equity interests in the Bank into equity interests in the Holding Company, including the outstanding warrants and options to purchase shares of the Bank’s common stock that have been issued to certain individuals pursuant to that certain Choice Bank 2006 Stock Incentive Plan, attached hereto as Appendix A (any references in this Agreement to the “2006 Plan,” shall mean the Choice Bank 2006 Stock Incentive Plan and any outstanding awards or agreements thereunder, or any amendments or revisions thereto);

WHEREAS, the Board of Directors of the Bank desires to honor its obligations under the 2006 Plan, and intends to do so, by causing the Bank to assign all of its rights in, and obligations under, the 2006 Plan to the Holding Company; and

WHEREAS, the Board of Directors of the Holding Company likewise desires to honor the Bank’s obligations under the 2006 Plan, and intends to do so, by causing the Holding Company to assume all of the Bank’s rights in, and obligations under, the 2006 Plan.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

1.

Assignment; Assumption.  Effective as of the date of this Agreement, the Bank assigns to the Holding Company, all of its rights in, and obligations under, the 2006 Plan, and the Holding Company assumes all of the Bank’s rights in, and obligations under, the 2006 Plan.

2.

Administration of the 2006 Plan.  Effective as of the date of this Agreement, the Parties agree that any reference in the 2006 Plan to “Stock,” as defined in the 2006 Plan, shall mean the common stock of the Holding Company.

3.

Other Agreements and Documents.  In the event that this Agreement, by itself, is deemed insufficient to carry out the intent of this Agreement, the Parties agree that any other agreements or documents that are deemed necessary to carry out the intent of this

Agreement shall be produced, and each Party shall cause one or more of its duly authorized officers to execute said agreements or documents.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers, all as of the day and year first written above.

BANK	HOLDING COMPANY

CHOICE BANK	CHOICE BANCORP, INC.

By: _____________________________	By: _____________________________
Stanley Leedle, its President	Stanley Leedle, its President

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